Ex-Filing Fees

CALCULATION OF FILING FEE TABLES

F-3

SEALSQ Corp

Table 1: Newly Registered and Carry Forward Securities

Line Item Type	Security Type	Security Class Title	Notes	Fee Calculation Rule	Amount Registered	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee

Newly Registered Securities
Fees to be Paid	Equity	Ordinary Shares, par value USD0.01 per share	(1)	Other	67,359,998	$6.91	$465,457,586.18	0.0001381	$64,279.70

Total Offering Amounts:							$465,457,586.18		64,279.70
Total Fees Previously Paid:									0.00
Total Fee Offsets:									0.00
Net Fee Due:									$64,279.70

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Offering Note(s)

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) promulgated under the Securities Act, based upon the average of the high ($7.32) and low ($6.50) prices of the Ordinary Shares as reported on Nasdaq on October 17, 2025.